SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

CLAYTON HOMES, INC.
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

184190106
(CUSIP Number)

James L. Clayton
5000 Clayton Road
Maryville, Tennessee 37804
Telephone No. 865-380-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
Allen C. Goolsby, Esq.
Hunton & Williams
Riverfront Plaza — East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 788-8200

April 1, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box ☐.

CUSIP No. 184190106

1.	Name of Reporting Person: James L. Clayton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 28,751,173

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 28,751,173

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,751,173

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ 9,175,411 shares held by the Clayton Family Foundation

13.	Percent of Class Represented by Amount in Row (11): 21.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 184190106

1.	Name of Reporting Person: Clayton Family Foundation		I.R.S. Identification Nos. of above persons (entities only): 58-1970851

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 9,175,411

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 9,175,411

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,175,411

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ 28,751,173 shares held by James L. Clayton

13.	Percent of Class Represented by Amount in Row (11): 6.7%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

     This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, $.10 par value per share (“Common Stock”), of Clayton Homes, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 5000 Clayton Road, Maryville, Tennessee 37804.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of James L. Clayton and the Clayton Family Foundation, a Tennessee nonprofit corporation (the “Foundation”). There is no agreement between Mr. Clayton and the Foundation with respect to the voting of their shares of the Issuer’s Common Stock.

     (a)  - (c) The business address of James L. Clayton is 5000 Clayton Road, Maryville, Tennessee 37804. The present principal occupation/employment of Mr. Clayton is Chairman of the Board of the Issuer. The address of the Issuer’s principal business office is 5000 Clayton Road, Maryville, Tennessee 37804.

     The Foundation has its principal business and principal office located at 5000 Clayton Road, Maryville, Tennessee 37804. The Foundation is a non-profit corporation that supports charitable organizations. The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Foundation as of the date hereof is set forth on Schedule A hereto, which is incorporated herein by reference.

     (d)  - (e) During the last five years, neither Mr. Clayton, the Foundation nor, to the Foundation’s knowledge, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Clayton is a citizen of the United States of America. The Foundation is a Tennessee nonprofit corporation. The citizenship of each executive officer and director of the Foundation is set forth on Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     Berkshire Hathaway Inc., a Delaware corporation (“Berkshire Hathaway”), B Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Berkshire Hathaway (“Merger Sub”), and the Issuer have entered into an Agreement and Plan of Merger, dated as of April 1, 2003 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation (the “Surviving Corporation”). As a condition and inducement to Berkshire Hathaway entering into the Merger Agreement, Mr. Clayton and the Foundation (collectively, the “Stockholders”), entered into a Stockholders

Agreement, dated as of April 1, 2003 (the “Stockholders Agreement”), with Berkshire Hathaway and Merger Sub. The Stockholders Agreement relates to 37,663,862 shares of Common Stock of the Issuer owned by the Stockholders (collectively, the “Shares”). Berkshire Hathaway did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Stockholders Agreement.

     Under the Stockholders Agreement, the Stockholders have agreed to vote the Shares (i) in favor of the Merger and the Merger Agreement, (ii) against any Takeover Proposal (as defined in the Merger Agreement) and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or that could reasonably be expected to result in any of the Issuer’s obligations under the Merger Agreement not being fulfilled, any change in the composition of the board of directors of the Issuer (except as contemplated by the Merger Agreement), any change in the present capitalization of the Issuer or any amendment to the Issuer’s corporate structure or business, or any other action that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Stockholders Agreement or the Merger Agreement or the likelihood of such transactions being consummated and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement that is considered at any such meeting of stockholders of the Issuer or in such consent, and in connection therewith to execute any documents that are necessary or appropriate in order to effectuate the foregoing, including documents enabling Berkshire Hathaway and Merger Sub or their nominee(s) to vote the Shares directly.

     Under the Stockholders Agreement, the Stockholders have also appointed Berkshire Hathaway and Merger Sub, or any nominee designated by Berkshire Hathaway and Merger Sub, with full power of substitution and resubstitution, as his or its true and lawful attorney and proxy (“Proxy”), for and in his name, place, and stead, in the Proxy’s discretion to demand that the Secretary of the Issuer call a special meeting of the stockholders of the Issuer for the purpose of considering any matter discussed in (i), (ii) or (iii) in the immediately preceding paragraph and to vote each share of Common Stock held by the Stockholders as his or its Proxy in respect of any such matter, at every annual, special, adjourned, or postponed meeting of the stockholders of the Issuer, including the right to sign his or its name as stockholder to any consent, certificate, or other document relating to the Issuer that the law of the State of Delaware might permit or require.

     Except as permitted by the Stockholder Agreement, the Stockholders have also agreed under the Stockholders Agreement not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares or Stockholder Options, (ii) grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, or (iii) take any action that would make any representation or warranty of the Stockholders contained in the Stockholders Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholders from performing the Stockholders’ obligations under the Stockholders Agreement.

     The Stockholders Agreement will terminate upon the earlier to occur of (i) the completion of the Merger, (ii) the termination of the Merger Agreement, including termination on account of a Superior Takeover Proposal (as defined in the Merger Agreement) that is received by the Issuer or publicly communicated on or before to May 9, 2003, (iii) an amendment of the Merger Agreement reducing the Merger consideration or changing the form of Merger consideration to other than cash and (iv) December 31, 2003.

     However, in the event of a termination of the Merger Agreement relating to, or in certain circumstances following, a Takeover Proposal received after May 9, 2003, the Stockholders will generally remain subject to the terms of the Stockholders Agreement for a twelve-month period following termination of the Merger Agreement.

     The Merger Agreement and Stockholders Agreement are included as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

     (a)  - (b) The purpose of the Stockholders Agreement is to facilitate the Merger pursuant to the Merger Agreement. The information set forth in Item 3 is incorporated in this Item 4 by reference. Pursuant to the terms of the Stockholder Agreement, any shares of Common Stock of the Issuer acquired by the Stockholders after the date of the Stockholder Agreement and during the term of the Stockholders Agreement will be subject to the Stockholders Agreement.

     (c)  Not applicable.

     (d)  Upon the completion of the Merger, the existing directors of Merger Sub shall become the directors of the Surviving Corporation, until their resignation or removal or until their successors are duly elected and qualified. The officers of the Issuers at the time immediately before the completion of the Merger will remain the officers of the Surviving Corporation after the Merger, until their resignation or removal or until their respective successors are duly elected and qualified.

     (e)  Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) Upon the completion of the Merger, the Certificate of Incorporation of the Issuer, as in effect immediately before the Merger, shall be the Certificate of Incorporation of the Surviving Corporation. However, following the completion of the Merger, such Certificate of Incorporation shall be amended to provide for transfer restrictions on shares of Common Stock of the Issuer. Under these transfer restrictions, no stockholder (other than Berkshire Hathaway) will be permitted to sell, transfer, assign, pledge or otherwise encumber his or her shares of Common Stock of the Issuer, grant any right to purchase any such shares, or engage in any transaction to reduce the risk of ownership thereof, except that shares of Common Stock of the Issuer may be (i) transferred to the estate or heirs of such stockholder upon his or her death, or (ii) sold for cash to an unaffiliated third party who has delivered to such stockholder a bona fide offer to purchase such shares, if the Issuer and Berkshire Hathaway are first given a right to acquire such shares.

     Upon the completion of the Merger, the Bylaws of the Merger Sub, as in effect immediately before the Merger, shall become the Bylaws of the Surviving Corporation until thereafter changed or amended.

     (h)  - (i) Upon the completion of the Merger, the Common Stock of the Issuer will be delisted from The New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended.

     (j)  Other than as described above, neither Mr. Clayton nor the Foundation currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although Mr. Clayton and the Foundation reserve the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer.

     (a)  - (b) Mr. Clayton and the Foundation beneficially own an aggregate of 37,926,584 shares of Common Stock of the Issuer, consisting of 27.8% of such shares outstanding. This amount includes 40,852 shares of Common Stock of the Issuer beneficially owned by the wife of Mr. Clayton.

     Under the Stockholders Agreement, Mr. Clayton and the Foundation share with Berkshire Hathaway and Merger Sub the power to vote or direct the vote of 37,663,862 shares of Common Stock of the Issuer owned beneficially by Mr. Clayton and the Foundation with respect to the matters described in Item 3 above, consisting of 27.7% of such shares outstanding. Except with respect to the matters described in Item 3 above, Mr. Clayton and the Foundation retain sole power to vote or direct the vote of the Shares. Although Berkshire Hathaway and Merger Sub do not have any power to dispose or direct the disposition of the Shares, as described in Item 3 above, Mr. Clayton and the Foundation have agreed under the Stockholders Agreement, among other things, not to sell, transfer, pledge, encumber, assign or otherwise dispose of the Shares.

     (c)  Except as described in Item 3 above, in the past 60 days, neither Mr. Clayton, the Foundation nor, to the Foundation’s knowledge, any of the persons listed on Schedule A hereto has engaged in any transactions in the Issuer’s Common Stock.

     (d)  The wife of Mr. Clayton has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 40,852 shares of Common Stock of the Issuer. However, such person’s individual interest does not relate to more than 5 percent of the class of securities for which this Schedule 13D is filed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Mr. Clayton and the Foundation, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Agreement between James L. Clayton and the Clayton Family Foundation with respect to the filing of this Schedule 13D.

2.	Agreement and Plan of Merger, dated as of April 1, 2003, by and among Berkshire Hathaway Inc., B Merger Sub Inc. and Clayton Homes, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K, filed on April 2, 2003 by Clayton Homes, Inc., and incorporated herein by reference).

3.	Stockholders Agreement, dated as of April 1, 2003, among Berkshire Hathaway Inc., B Merger Sub Inc., James L. Clayton and the Clayton Family Foundation (filed as Exhibit 2.2 to the Current Report on Form 8-K, filed on April 2, 2003 by Clayton Homes, Inc., and incorporated herein by reference).

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 9, 2003	/s/ James L. Clayton James L. Clayton

CLAYTON FAMILY FOUNDATION

By: /s/ James L. Clayton James L. Clayton President

EXHIBIT INDEX

Exhibit 1	Agreement between James L. Clayton and the Clayton Family Foundation with respect to the filing of this Schedule 13D.

Exhibit 2	Agreement and Plan of Merger, dated as of April 1, 2003, by and among Berkshire Hathaway Inc., B Merger Sub Inc. and Clayton Homes, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K, filed on April 2, 2003 by Clayton Homes, Inc., and incorporated herein by reference).

Exhibit 3	Stockholders Agreement, dated as of April 1, 2003, among Berkshire Hathaway Inc., B Merger Sub Inc., James L. Clayton and the Clayton Family Foundation (filed as Exhibit 2.2 to the Current Report on Form 8-K, filed on April 2, 2003 by Clayton Homes, Inc., and incorporated herein by reference).

1

SCHEDULE A

Executive Officers and Directors of the Clayton Family Foundation

     The following is a list of the executive officers and directors of the Clayton Family Foundation (the “Foundation”), setting forth the principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all executive officers and directors are citizens of the United States of America.

	Position with	Principal Occupation/
Name	the Foundation	Employment	Business Address

James L. Clayton	President and Chairman of the Board	Chairman of the Board of Clayton Homes, Inc.	5000 Clayton Road Maryville, TN 37804

Kevin T. Clayton	Director	Chief Executive Officer and President of Clayton Homes, Inc.	5000 Clayton Road Maryville, TN 37804

James L. Clayton, Jr.	Director	Credit Manager, Vanderbilt Mortgage and Finance, Inc., a wholly owned finance subsidiary of Clayton Homes, Inc.	500 Alcoa Trail Maryville, TN 37804

Karen C. Davis	Secretary and Director	Homemaker	5000 Clayton Road Maryville, TN 37804